Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel:[redacted]76

bank hapoalim

07026160

RECEIVED
2007 AUG 22 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 16 August 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dw 8/23

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*09/08/07*	*1*
2.	*Holding(s) in Company*	*12/08/07*	*2*
3.	*Sch. of Senior Office Holders*	*16/08/07*	*3*
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Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: August 9, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Further to the immediate report of Bank Hapoalim B.M. (hereinafter: "the Bank") of 4th October, 2006, and at the request of the Securities Authority, the Bank is pleased to advise that Mr. Dan Dankner, Chairman of the Board of Directors of the Bank, has become a party to the compromise agreement entered into in the framework of a claim and application filed by Mr. Shalom Vashdi, to recognize the action which he filed against the members of the Board of Directors of the Bank as a derivative action (Miscellaneous Civil Application 14810/06 in Civil Case 1834/06 of the Tel-Aviv District Court).

Following Mr. Dankner becoming a party to the compromise agreement, he will pay the Bank the sum of NIS 7,588,000.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Zvi Ziv	**Yoram Weissbrem**
CEO	Secretary of the Bank

Bank Hapoalim B.M. Schedule 2
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 12/08/2007
Reference: 2007-01-354562

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *12/08/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	105,909,101	8.40	8.40	8.30	8.30

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

.Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *16,530*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*

No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Other Identification number*

Identity Number: *13-4064930*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*

Country of Citizenship/Incorporation or Registration: *U.S.A.*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *105,694,858*

Change in Quantity of Securities: *214,243*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Out of the total balance 79,841,916 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;

2. Israel Salt Industries Ltd.

Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 16/08/07
Reference: 2007-01-360595

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***August 1, 2007***.

Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
Dan Dankner	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
Yair Orgler	*I.D. Number*	*001210541*	*External Director*	*Yes*	*Yes*
Irit Izakson	*I.D. Number*	*050709286*	*Director*	*Yes*	*Yes*
Amir Barnea	*I.D. Number*	*003794310*	*External Director*	*Yes*	*Yes*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*	*Yes*	*Yes*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*	*No*	*No*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*	*Yes*	*Yes*
Nira Dror	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
Haim Samet	*I.D. Number*	*007249675*	*Director*	*Yes*	*Yes*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*	*Yes*	*No*
Efrat Peled	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
Moshe Koren	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*		
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*		
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*		
Shlomo Braun	*I.D. Number*	*054030424*	*Other: Senior Deputy Managing Director, Manager of New York Branches*		
Yacov Rozen	*I.D. Number*	*051255842*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of*		

			Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank		
David Luzon	*I.D. Number*	*51409308*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*		
Ilan Mazur	*I.D. Number*	*007447386*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*		
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
Zion Kenan	*I.D. Number*	*053508594*	*Other: Deputy CEO, Member of the Board of Management and Head of Retail Banking*		
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*		
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
Mario Szuszan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
Orit Lerer	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other: Deputy Managing Director*		
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other: Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Messrs. Yair Orgler and Amir Barnea are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

END